UBS AG Postfach 8098 Zürich Tel. +41-44-234 11 11 Corporate Center Group CFO Management Tom Naratil Tel. +41-44-234 24 07 Fax +41-44-234 21 00 tom.naratil@ubs.com www.ubs.com

Ms. Stephanie Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-1090

17 January 2014

UBS AG

Form 20-F for the Fiscal Years Ended December 31, 2012 and 2011

Filed March 14, 2013 and March 15, 2012

Form 6-K filed April 30, 2013; October 30, 2012 and July 31, 2012

Responses dated September 10, 2012; February 28, 2013; April 29, 2013 and September 30, 2013

File No. 001-15060

Dear Ms Ciboroski:

We respectfully submit a follow-up response to Comment No. 7 of the Comment Letter dated September 5, 2013 (the “Comment Letter” and individually, the “Comment”) from the Staff of the Securities and Exchange Commission relating to (a) Form 20-F for the Fiscal Year Ended December 31, 2012, filed March 14, 2013 (the “2012 Form 20-F”) and (b) Form 6-K filed April 30, 2013 (the “Q2 2013 Form 6-K”) of UBS AG (“UBS”). The Comment is a continuation of matters first raised by the Staff in its comment letter dated August 10, 2012 relating to Form 20-F for the Fiscal Year ended December 31, 2011 and Form 6-K filed July 31, 2012, which later expanded to include Form 6-K filed October 30, 2012 (the “Prior Filings”) as a result of the Staff’s comment letter dated January 30, 2013. While the Comment Letter only referenced our 2012 Form 20-F and Q2 2013 Form 6-K, the Staff has not yet advised that it has closed its review of the Prior Filings and therefore we consider it to be open. For your convenience, we have included the Comment below but we have not included our prior response to the Comment in our response letter dated September 30, 2013.

Form 20-F for the Fiscal Year Ended December 31, 2012

Notes to the consolidated financial statements

Note 23 – Provisions and contingent liabilities, page 375

UBS AG is a public company incorporated with limited liability in Switzerland domiciled in the Canton of Basel-City and the Canton of Zurich respectively registered at the Commercial Registry offices in those Cantons with Identification No: CH-270.3.004.646-4 and having respective head offices at Aeschenvorstadt 1, 4051 Basel and Bahnhofstrasse 45, 8001 Zurich, Switzerland and is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. Registered in the United Kingdom as a foreign company with No: FC021146 and having a UK Establishment registered at Companies House, Cardiff, with No: BR 004507. The principal office of UK Establishment: 1 Finsbury Avenue, London EC2M 2PP. In the United Kingdom, UBS AG is authorised by the Prudential Regulation Authority and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details about the extent of our regulation by the Prudential Regulation Authority are available from us on request.

UBS AG

Form 20-F for the Fiscal Years Ended December 31, 2012 and  2011

Filed March 14, 2013 and March 15, 2012

Form 6-K filed April 30, 2013; October 30, 2012 and July 31, 2012

Responses dated September 10, 2012; February 28, 2013; April 29, 2013 and September 30, 2013

File No. 001-15060

17 January 2014

b) Litigation, regulatory and similar matters, page 375

Comment 7

We note your disclosure at the top of page 376 explaining the reasons that you do not believe an aggregate estimate for your litigation, regulatory and similar matters as a class of contingent liabilities is practicable. Given the response to comment 22 in your response letter dated September 10, 2012 that you are able to estimate the possible financial effects beyond the level of current reserves established for certain cases but not others, we believe that this fact should be disclosed along with your estimate of the possible financial effects, which may be aggregated for all of the litigation matters for which you are able to make such an estimate. Such aggregated disclosure should mitigate your concern that providing these estimates could seriously prejudice your position in these matters. Alternatively, and if true, you could include a statement that the possible financial effects beyond the level of current reserves established would not have a material impact on your statement of financial condition, operations and cash flows. Please provide us with your proposed disclosure, and tell us whether aggregation of such amounts by business division is practicable.

*** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***

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We appreciate the opportunity to provide you with this additional information. If you wish to discuss any of our responses or require further information, please do not hesitate to contact Todd Tuckner at +1 203 719 0381 (todd.tuckner@ubs.com).

Very truly yours,

UBS AG

/s/ Tom Naratil Tom Naratil	/s/ Todd Tuckner Todd Tuckner

Group CFO	Group Finance COO

UBS AG is a public company incorporated with limited liability in Switzerland domiciled in the Canton of Basel-City and the Canton of Zurich respectively registered at the Commercial Registry offices in those Cantons with Identification No: CH-270.3.004.646-4 and having respective head offices at Aeschenvorstadt 1, 4051 Basel and Bahnhofstrasse 45, 8001 Zurich, Switzerland and is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. Registered in the United Kingdom as a foreign company with No: FC021146 and having a UK Establishment registered at Companies House, Cardiff, with No: BR 004507. The principal office of UK Establishment: 1 Finsbury Avenue, London EC2M 2PP. In the United Kingdom, UBS AG is authorised by the Prudential Regulation Authority and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details about the extent of our regulation by the Prudential Regulation Authority are available from us on request.